Exhibit 1


Sao Paulo-SP, January 29, 2003.



Dear Sirs,


This is to inform you that the Board of Directors, at a meeting held on this even date, has authorized payment of interest on Equity, in the amount of R$ 0.02179 for each common stock and R$ 0.02397 for each preferred stock. Such interest will be computed in the calculation of the minimum mandatory dividend to be approved at the next Ordinary Shareholders' General Meeting. Payment will be made on February 21, 2003, based on the share position on February 07, 2003, at the net value of R$ 0.01852 for each common stock and R$ 0.02037 for each preferred stock, having the income tax rate of 15% (fifteen per cent) withheld at source already deducted, on the terms under paragraph 2 of Article 9 of Law No. 9.249/95, except for the shareholders that are proven to be immune or exempt.


Cordially,



                                   SADIA S. A.
                            LUIZ GONZAGA MURAT JUNIOR
                             CHIEF FINANCIAL OFFICER